Exhibit 99(a)
                       PRESS RELEASE

FOR IMMEDIATE RELEASE
TUESDAY
MARCH 16, 1999

CONTACT PERSON:         STACY DUCKETT, VICE PRESIDENT
                        INVESTOR RELATIONS
                        TCBY ENTERPRISES, INC.
                        (501) 688-8229


         TCBY REPORTS OPERATING RESULTS FOR FIRST QUARTER

 LITTLE ROCK, AR - (Tuesday, March 16, 1999) - TCBY ENTERPRISES, INC. (NYSE:TBY) today announced operating results for the first quarter of 1999. Net income was $598,563, or $.03 per share (basic and diluted), as compared to $741,588, or $.03 per share (basic and diluted), for the same period in 1998. The Company's earnings were unfavorably impacted by approximately $530,000 (pre-tax) during the first quarter of 1999 as the Company absorbed incremental costs related to TCBY(registered) products as a result of record high milk prices. A short-term dairy surcharge was implemented by the Company on March 15 to cover some of these dairy costs.

Sales and franchising revenues increased to $21,006,003 from $19,208,525 for the same period last year. This nine percent improvement resulted from continued development of TCBY(registered) co-branded locations, increased distribution of TCBY(registered) products in retail channels, and expanded manufacturing of private label products. The Company's international expansion continued with new agreements for franchise development in Taiwan and production in Ireland. The production of TCBY(registered) products in Ireland is expected to begin during the second quarter and should result in lower product costs for franchisees throughout Europe and The Middle East.

"Our first quarter results showed continued increases in revenue; however, record level milk prices prevented improvement in our earnings," said Frank D. Hickingbotham, Chairman and Chief Executive Officer. "We have responded with a temporary price adjustment. We expect that expansion of the TCBY(registered) brand will continue during 1999 in both our traditional and non-traditional locations." Hickingbotham added, "Private label manufacturing sales are expected to continue to grow through existing and new customers, several of which will come on line during our second quarter. We remain committed to the long-term growth of the TCBY(registered) brand."

The Company recently introduced to its franchisees its 1999 strategic marketing plan at five regional meetings in Las Vegas, Dallas, Atlanta, Chicago and Newark. The plan is the result of research by NPD Crest, a national research firm specializing in strategic consumer research, and Fitch, an international firm and leader in brand positioning. The plan seeks primarily to improve the financial performance of the Company's traditional TCBY(registered) locations and focuses on six areas, including improving customer experience, co-branding or relocating traditional TCBY(registered) stores, advertising, re-imaging, new store development and neighborhood marketing. The neighborhood marketing program was developed and implemented utilizing Tom Feltenstein and the Neighborhood Marketing Institute, one of the nation's foremost marketing authorities in the foodservice and hospitality industry. In addition, the Company will perform media tests in selected markets utilizing television and radio or radio and billboards at frequency levels significantly higher than previous programs. These efforts to improve the financial results of the traditional stores have been well-received by the franchise community as evidenced by the responses of the franchisees at the 1999 Regional Meetings.

As of February 28, 1999, there were 2,972 TCBY(registered) and Juice Works(registered) locations open, as well as several thousand retail points of sale for TCBY(registered) products worldwide. In addition, there were over 350 TCBY(registered) locations under agreement for development. Most of the TCBY(registered) locations under development will be co-branded locations with other food or petroleum operations.

In December 1997, the Board of Directors authorized the repurchase of up to two million shares of the Company's outstanding common stock. To date, the Company has purchased over 550,000 shares under this authorization. All purchases have been made utilizing the Company's cash from operations.

The forward-looking statements contained in this release are based upon certain assumptions regarding U. S. and foreign economic conditions, no significant disruptions of business due to the Year 2000 issue, competition, cost of raw materials (as previously announced, dairy prices have been at historically high levels until recently), unit openings and closings, sales volumes per unit, other manufacturing opportunities, no changes in governmental regulation of the food industry, and no material event which would impact the reputation of the Company's manufacturing facility or the
Company's ability to utilize that facility. Should the Company's performance differ materially on the assumptions regarding these areas, actual results could vary significantly from the performance noted in the forward-looking statements. Thus, the Company cautions readers not to place undue reliance on any forward-looking statements, which speak as of the date made.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt and sorbet, hardpack frozen yogurt and ice cream, and frozen novelty products, and markets foodservice equipment. The Company, through subsidiaries, develops locations and products under the TCBY(registered) and Juice Works(registered) brands.

                      TCBY Enterprises, Inc.
                   Selected Financial Highlights
                 ($000, Except Per Share Amounts)
                            (Unaudited)


                                             Quarter Ended
                                   February 28           March 1
                                      1999                1998
Operating Results
Sales & Franchising Revenue        $ 21,006            $ 19,209
Net Income                         $    599            $    742
Basic Earnings Per Share           $    .03            $    .03
Average Shares Outstanding           22,899              23,468
Diluted Earnings Per Share         $    .03            $    .03
Diluted Shares                       23,328              24,165
Dividends Paid Per Share           $    .05            $    .05





                                      February 28         November 29
                                         1999                 1998
Financial Position
Current Assets                       $ 43,113            $ 46,833
Current Liabilities                  $ 12,572            $ 11,984
Property, Plant & Equipment, net     $ 35,441            $ 35,992
Total Assets                         $ 93,056            $ 94,453
Long-term Debt, less current
portion                              $  2,151            $  2,953

Stockholders' Equity                 $107,090            $107,626
   Less Treasury  Stock              $(32,077)           $(31,430)
Total Stockholders' Equity           $ 75,013            $ 76,196

